EXHIBIT 99.1

enCore Energy Appoints Chief Financial Officer

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Feb. 15, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), America's Clean Energy Company™ and a uranium producer, announced today the appointment of Ms. Shona Wilson as Chief Financial Officer.

Paul Goranson, Chief Executive Officer, stated: "On behalf of the entire enCore Energy team, it is a great pleasure to welcome Ms. Wilson. Ms. Wilson joins enCore at a time of continuing growth and her significant expertise in integrating companies and managing risk is a valuable addition to our strong organization. We also want to thank Dr. Dennis Stover for his assistance as Interim Chief Financial Officer during the transition."

Ms. Shona Wilson, Chief Financial Officer

With a distinguished career spanning over two decades in finance and operations within the energy sector, Ms. Wilson has demonstrated exceptional proficiency in steering financial strategies, negotiating contracts, and integrating assets. As the Chief Financial Officer at kWantix since February 2021, Ms. Wilson played a pivotal role in leading the company through the energy transition, managing an array of functions including finance, treasury and risk management. Her leadership in contract negotiations and establishing effective risk management practices enhanced board and investor confidence. Ms. Wilson's strategic approach to optimizing costs and her development of a comprehensive finance strategy underscore her commitment to operational excellence and financial integrity.

Ms. Wilson also previously served as Senior Director at Platts / S&P Global, where she was instrumental in expanding the company's market share in both the oil and products sectors through innovative product development, and enhanced customer engagement strategies. Her tenure at Citigroup as Finance Director of North America saw her implementing SEC and management reporting systems, underscoring her expertise in regulatory compliance and implementing procedures for risk management. As Controller for Lodi Natural Gas Storage and Buckeye Energy Services at Buckeye Partners, Ms. Wilson advised strategic transactions and improvements to financial operations. Ms. Wilson began her career at PricewaterhouseCoopers, specializing in audits and SEC filings for public energy companies.  She holds a Bachelor of Arts (BA) in Accountancy from Oregon State University.

In conjunction with this appointment, the Company granted Ms. Wilson 125,000 common shares in the capital of the Company at a price of $5.99 CDN per share for a five-year period, in accordance with its Stock Option Plan. Vesting will occur over a period of twenty-four months, with an initial 25% of the Options vesting six months following the date of grant, followed by an additional 25% of the Options every six months thereafter until fully vested.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy as the newest uranium producer in the United States. Uranium production commenced at enCore's licensed and past-producing South Texas Rosita Central Processing Plant ("CPP") in November 2023 with work underway for a planned 2024 restart of uranium production at its licensed and past-producing South Texas Alta Mesa CPP. enCore solely utilizes In-Situ Recovery ("ISR") for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.  The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The Company advises that it is not basing its production decisions at Alta Mesa CPP or Rosita CPP on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past ISR and processing operations at these two production facilities and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study.  The Company has determined to proceed with a production decision based on past operations at the Alta Mesa CPP and Rosita CPP, including past ISR operations in the known mineral resource areas.

Note on forward looking information:  Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. Such forward-looking statements include statements regarding our planned extraction and production operations.  All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including commencement of production at Alta Mesa in the planned time frames or at all; the expansion of operations to satellite locations; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation access to capital risks, exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

View original content to download multimedia:https://www.prnewswire.com/news-releases/encore-energy-appoints-chief-financial-officer-302062529.html

SOURCE enCore Energy Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2024/15/c6092.html

%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 15-FEB-24